UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange of 1934 (Amendment No. 2)* Cascade Bancorp
(Name of Issuer) Common Stock, no par value
(Title of Class of Securities) 147154108
(CUSIP Number) Mark J. Menting, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) May 29, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 147154108

1		NAME OF REPORTING PERSONS. David F. Bolger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [_] (b) [X]
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Florida, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,333,392
	8	SHARED VOTING POWER 2,129,653
	9	SOLE DISPOSITIVE POWER 1,333,392
	10	SHARED DISPOSITIVE POWER 2,129,653
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,463,045
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13D

CUSIP No. 147154108

1		NAME OF REPORTING PERSONS. Two-Forty Associates, a Pennsylvania Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [_] (b) [X]
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 192,321
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 192,321
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 192,321
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

SCHEDULE 13D

CUSIP No. 147154108

1		NAME OF REPORTING PERSONS. The David F. Bolger 2008 Grantor Retained Annuity Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [_] (b) [X]
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Florida, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,937,332
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,937,332
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,937,332
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

SCHEDULE 13D

CUSIP No. 147154108

1		NAME OF REPORTING PERSONS. The David F. Bolger 2008 Nongrantor Charitable Lead Annuity Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [_] (b) [X]
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Florida, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2.526,955
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,526,955
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,526,955
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Item 1. Security and Issuer.

This Amendment No. 2 to the Statement on Schedule 13D (the “Amendment No. 2”) amends the Statement on Schedule 13D originally filed on April 27, 2006, as amended by Amendment No. 1 to the Statement on Schedule 13D filed on May 25, 2006 (together with Amendment No. 1., the “Initial Schedule 13D”), and relates to the common stock, no par value (the "Common Stock") of Cascade Bancorp, an Oregon corporation and a registered financial holding company (the "Company"). The address of the principal executive offices of the Company is 1100 NW Wall Street, P.O. Box 369, Bend, Oregon 97709.

Except as specifically amended by this Amendment No. 2, the Initial Schedule 13D, as amended by this Amendment No. 2, remains in full force and effect. Capitalized terms used but not defined herein have the meaning assigned to them in the Initial Schedule 13D.

Item 2. Identity and Background.

Item 2 is hereby amended by adding the following immediately after the last paragraph thereof:

(iii) The David F. Bolger 2008 Nongrantor Charitable Lead Annuity Trust, a charitable annuity trust within the meaning of Rev. Proc. 2007-45 and governed by the laws of the State of Florida (the “CLAT”). Thomas M. Wells serves as the sole trustee of the CLAT. The CLAT was created for estate planning purposes. The address of the CLAT is c/o Wells, Jaworski, & Liebman, LLP, 12 Route 17 North – P.O. Box 1827, Paramus, New Jersey 07652.

(iv) The David F. Bolger 2008 Grantor Retained Annuity Trust, an irrevocable trust governed by the laws of the State of Florida (the “GRAT”). Mr. Bolger serves as the sole trustee of the GRAT. The GRAT was created for estate planning purposes. The address of the GRAT is c/o Bolger & Co., Inc., 79 Chestnut Street, Ridgewood, New Jersey 07450.

The Reporting Persons have entered into a Joint Filing Agreement, dated May 28, 2008, a copy of which is attached as Exhibit 7.01 hereto.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by adding the following after the final paragraph thereof:

On May 29, 2008, Mr. Bolger transferred 4,464,287 shares of Common Stock and cash as follows, in each case as an outright gift (together, the “Gifts”): (i) 2,526,955 shares of Common Stock and $5,100,000 in cash were transferred to the CLAT and (ii) 1,937,332 shares of Common Stock were transferred to the GRAT. Mr. Wells is one of Mr. Bolger’s nominees to the board of directors of each of the Company and the Bank and serves, as of May 29, 2008, as a director of the both the Company and the Bank. After giving effect to the Gifts, Mr. Bolger beneficially owns 3,463,045 shares of Common Stock (1,333,392 shares that are owned directly as an individual, 192,321 shares that are owned through his status as the sole trustee of the general partner of Two-Forty L.P. and 1,937,332 shares that are owned through his status as the sole trustee of the GRAT).

Item 4. Purpose of the Transaction

Item 4 is hereby amended and restated as follows:

The Reporting Persons have acquired beneficial ownership of the shares of Common Stock as described in this Schedule 13D for investment purposes.

Except as set forth below, as of the date of this Amendment No. 2, none of the Reporting Persons has any present plans or proposals which would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

In accordance with the terms of the governing instrument of the CLAT, the CLAT is obligated to make an annuity payment to the Valley Hospital Foundation in Ridgewood, New Jersey in an amount equal to 21.96% of the initial fair market value of the property transferred to the CLAT in each taxable year of the CLAT. In order to make such a payment, the CLAT may, and is likely to, sell shares of Common Stock in an amount that when combined with its cash on hand will be sufficient to make the payment.

On the date preceding the fifth anniversary of its creation, the CLAT will terminate and it will transfer any remaining assets to The David F. Bolger 2008 Irrevocable Family Trust (the “IFT”). The IFT will, in turn, immediately distribute those assets to separate trusts established for the benefit of each of Mr. Bolger’s three children.

In accordance with the terms of the governing instrument of the GRAT, on each anniversary of the creation of the GRAT, it will make an annuity payment to Mr. Bolger of the Common Stock or cash with a value on such annuity date as follows:

•	First annual payment: 14.9235000% of the initial fair market value of the GRAT.

•	Second annual payment: 17.9082000% of the initial fair market value of the GRAT.

•	Third annual payment: 21.4898400% of the initial fair market value of the GRAT.

•	Fourth annual payment: 25.7878080% of the initial fair market value of the GRAT.

•	Fifth annual payment: 30.9453696% of the initial fair market value of the GRAT.

The date of each of the above annual payments will be May 29.

Upon its fifth anniversary, the GRAT will terminate and it will transfer any remaining assets to the IFT. The IFT will, in turn, immediately distribute those assets to separate trusts established for the benefit of each of Mr. Bolger’s three children.

The Reporting Persons reserve the right to change their plans and intentions at any time, as they deem appropriate. The Reporting Persons may from time-to-time (i) acquire additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise, or (ii) dispose of shares of Common Stock at prices deemed favorable in the open market, in privately negotiated transactions or otherwise.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a) See items 11 and 13 of the cover pages to this Amendment No. 2 for the aggregate number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons. Based on information provided in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, as of April 30, 2008 there were 28,077,278 shares of Common Stock outstanding.

After giving effect to the Gifts, Mr. Bolger beneficially owns 3,463,045 shares of Common Stock, which represent approximately 12.3% of the outstanding shares of Common Stock. This total comprises 1,333,392 shares of Common Stock that Mr. Bolger owns directly as an individual, and 192,321 shares of Common Stock that Mr. Bolger owns through Two-Forty L.P and 1,937,332 shares of Common Stock that he owns through the GRAT, by virtue of his status as the sole trustee of each of the GRAT and The David F. Bolger Revocable Trust, which is the general partner of Two-Forty L.P. All of the share totals in this Amendment No. 2 reflect the 5-for-4 stock split the Company effected on October 16, 2006.

Two-Forty L.P. beneficially owns 192,321 shares of Common Stock, which represent approximately 0.7% of the outstanding shares of Common Stock. Mr. Bolger beneficially owns these shares as the sole trustee of the entity that is the general partner of Two-Forty L.P.

The CLAT beneficially owns 2,526,955 shares of Common Stock, which represent approximately 9% of the outstanding shares of Common Stock. Mr. Wells serves as the sole trustee of the CLAT. As of May 29, 2008, Mr. Wells also serves as a director of the Company and the Bank and beneficially owns 31,832 shares of Common Stock for his own account.

The GRAT beneficially owns 1,937,332 shares of Common Stock, which represent approximately 6.9% of the outstanding shares of Common Stock. Mr. Bolger beneficially owns these shares as the sole trustee of the GRAT.

(b) Mr. Bolger has the sole power to vote or to direct the vote or to dispose or direct the disposition of 1,333,392 shares of Common Stock.

Mr. Bolger, as the sole trustee of The David F. Bolger Revocable Trust (the general partner of Two-Forty L.P.), has shared power to vote or to direct the vote or to dispose or direct the disposition of 192,321 shares of Common Stock. Two-Forty L.P. has shared power to vote or to direct the vote or to dispose or direct the disposition of 192,321 shares of Common Stock.

Mr. Wells, as the sole trustee of the CLAT, has the sole power to vote or to direct the vote or to dispose or direct the disposition of 2,526,955 shares of Common Stock held by the CLAT, in accordance with the terms of the governing instrument of the CLAT. Mr. Wells also has the sole power to vote or to direct the vote or to dispose or direct the disposition of 31,832 shares of Common Stock that he beneficially owns. In addition, as the sole trustee of the CLAT, Mr. Wells has the ability to appoint an investment advisor. Any investment advisor so appointed will have the sole power while serving to dispose or direct the disposition of shares of Common Stock held by the CLAT as it deems appropriate.

Mr. Bolger, as the sole trustee of the GRAT, has the sole power to vote or to direct the vote or to dispose or direct the disposition of 1,937,332 shares of Common Stock held by the GRAT, in accordance with the terms of the governing instrument of the GRAT.

(c) As described in Item 3 above, on May 29, 2008, Mr. Bolger transferred 4,464,287 shares of Common Stock and cash as follows, in each case as an outright gift: (i) 2,526,955 shares of Common Stock and $5,100,000 in cash were transferred to the CLAT and (ii) 1,937,332 shares of Common Stock were transferred to the GRAT. The closing price of the Common Stock on May 29, 2008 was $9.00.

(d) As the sole trustee of The David F. Bolger Revocable Trust (which is the general partner of Two-Forty L.P.), Mr. Bolger has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 192,321 shares of Common Stock that are held by Two-Forty L.P.

As the sole trustee of the CLAT, Mr. Wells has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 2,526,955 shares of Common Stock that are held by the CLAT.

As the sole trustee of the GRAT, Mr. Bolger has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 1,937,332 shares of Common Stock that are held by the GRAT.

The CLAT disclaims that it is part of a group that includes any of the GRAT, Mr. Bolger and Two-Forty L.P. as well as any beneficial ownership of shares beneficially owned by the GRAT, Mr. Bolger or Two-Forty L.P.

Each of the GRAT, Mr. Bolger and Two-Forty L.P. disclaims that it or he is part of a group that includes the CLAT as well as any beneficial ownership of shares beneficially owned by the CLAT.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following at the end of the final paragraph thereof:

In order for Mr. Bolger to make the Gifts to the CLAT and the GRAT, the CLAT and the GRAT must each agree, and each has agreed, to become bound by the terms of the Shareholders Agreement, which are described above in this Item 6.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

1.	Joint Filing Agreement, dated as of May 28, 2008, by and among The Reporting Persons.

2.	The David F. Bolger 2008 Nongrantor Charitable Lead Annuity Trust, dated as of May 28, 2008, between David F. Bolger, as the donor, and Thomas M. Wells, Esquire, as the initial trustee.

3.	The David F. Bolger 2008 Grantor Retained Annuity Trust, dated as of May 28, 2008, between David F. Bolger, as the grantor, and David F. Bolger, as the trustee.

4.

Investor Representation Letter, dated as of May 25, 2006, among Cascade Bancorp, David F. Bolger and Northfield Mount Hermon School (previously filed as Exhibit 1 to Amendment No. 1 to the Statement on Schedule 13D filed on May 25, 2006).

5.

Investor Representation Letter, dated as of May 25, 2006, among Cascade Bancorp, David F. Bolger and West Bergen Mental Healthcare Foundation (previously filed as Exhibit 2 to Amendment No. 1 to the Statement on Schedule 13D filed on May 25, 2006).

6.

Letter Agreement, dated as of May 25, 2006, between Cascade Bancorp and Northfield Mount Hermon School (previously filed as Exhibit 3 to Amendment No. 1 to the Statement on Schedule 13D filed on May 25, 2006).

7.

Agreement of Merger, dated as of December 27, 2005, by and among Cascade Bancorp, F&M Holding Company, F&M Acquisition Corporation and David F. Bolger (previously filed as Exhibit 1 to the Statement on Schedule 13D filed on April 27, 2006).

8.	Investor Representation Letter, dated as of April 20, 2006, between Cascade Bancorp and David F. Bolger (previously filed as Exhibit 2 to the Statement on Schedule 13D filed on April 27, 2006).

9.

Investor Representation Letter, dated as of April 20, 2006, between Cascade Bancorp and Two-Forty Associates, a Pennsylvania limited partnership (previously filed as Exhibit 3 to the Statement on Schedule 13D filed on April 27, 2006).

10.

Shareholders Agreement, dated as of December 27, 2005, by and among Cascade Bancorp, David F. Bolger and each person listed on Schedule A thereto (previously filed as Exhibit 4 to the Statement on Schedule 13D filed on April 27, 2006).

11.

Amendment No. 1 to Agreement of Merger, dated as of April 13, 2006, by and among Cascade Bancorp, F&M Holding Company, F&M Acquisition Corporation and David F. Bolger (previously filed as Exhibit 5 to the Statement on Schedule 13D filed on April 27, 2006).

12.

Investor Representation Letter, dated as of April 20, 2006, among Cascade Bancorp, David F. Bolger and Clarence Jones (previously filed as Exhibit 6 to the Statement on Schedule 13D filed on April 27, 2006).

13.

Investor Representation Letter, dated as of April 20, 2006, among Cascade Bancorp, David F. Bolger and Thomas M. Wells (previously filed as Exhibit 7 to the Statement on Schedule 13D filed on April 27, 2006).

14.

Investor Representation Letter, dated as of April 20, 2006, among Cascade Bancorp, David F. Bolger and John Lambert and Carol A. Lambert (previously filed as Exhibit 8 to the Statement on Schedule 13D filed on April 27, 2006).

15.	Letter Agreement, dated as of April 20, 2006, between Cascade Bancorp and David F. Bolger (previously filed as Exhibit 1 to the Statement on Schedule 13D filed on April 27, 2006).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:

DAVID F. BOLGER

/s/ DAVID F. BOLGER
David F. Bolger

TWO-FORTY ASSOCIATES, a Pennsylvania Limited Partnership

By:	The David F. Bolger Revocable Trust, its General Partner

By:	/s/ DAVID F. BOLGER
David F. Bolger, its Trustee

THE DAVID F. BOLGER 2008 GRANTOR RETAINED ANNUITY TRUST, an Irrevocable Trust

By:	/s/ DAVID F. BOLGER
David F. Bolger, its Trustee

THE DAVID F. BOLGER 2008 NONGRANTOR CHARITABLE LEAD ANNUITY TRUST, a Charitable Annuity Trust

By:	/s/ THOMAS M. WELLS
Thomas M. Wells, its Trustee

INDEX OF EXHIBITS

Exhibit No.	Description

1.	Joint Filing Agreement, dated as of May 28, 2008, by and among The Reporting Persons.

2.	The David F. Bolger 2008 Nongrantor Charitable Lead Annuity Trust, dated as of May 28, 2008, between David F. Bolger, as the donor, and Thomas M. Wells, Esquire, as the initial trustee.

3.	The David F. Bolger 2008 Grantor Retained Annuity Trust, dated as of May 28, 2008, between David F. Bolger, as the grantor, and David F. Bolger, as the trustee.

4.

Investor Representation Letter, dated as of May 25, 2006, among Cascade Bancorp, David F. Bolger and Northfield Mount Hermon School (previously filed as Exhibit 1 to Amendment No. 1 to the Statement on Schedule 13D filed on May 25, 2006).

5.

Investor Representation Letter, dated as of May 25, 2006, among Cascade Bancorp, David F. Bolger and West Bergen Mental Healthcare Foundation (previously filed as Exhibit 2 to Amendment No. 1 to the Statement on Schedule 13D filed on May 25, 2006).

6.

Letter Agreement, dated as of May 25, 2006, between Cascade Bancorp and Northfield Mount Hermon School (previously filed as Exhibit 3 to Amendment No. 1 to the Statement on Schedule 13D filed on May 25, 2006).

7.

Agreement of Merger, dated as of December 27, 2005, by and among Cascade Bancorp, F&M Holding Company, F&M Acquisition Corporation and David F. Bolger (previously filed as Exhibit 1 to the Statement on Schedule 13D filed on April 27, 2006).

8.	Investor Representation Letter, dated as of April 20, 2006, between Cascade Bancorp and David F. Bolger (previously filed as Exhibit 2 to the Statement on Schedule 13D filed on April 27, 2006).

9.

Investor Representation Letter, dated as of April 20, 2006, between Cascade Bancorp and Two-Forty Associates, a Pennsylvania limited partnership (previously filed as Exhibit 3 to the Statement on Schedule 13D filed on April 27, 2006).

10.

Shareholders Agreement, dated as of December 27, 2005, by and among Cascade Bancorp, David F. Bolger and each person listed on Schedule A thereto (previously filed as Exhibit 4 to the Statement on Schedule 13D filed on April 27, 2006).

11.

Amendment No. 1 to Agreement of Merger, dated as of April 13, 2006, by and among Cascade Bancorp, F&M Holding Company, F&M Acquisition Corporation and David F. Bolger (previously filed as Exhibit 5 to the Statement on Schedule 13D filed on April 27, 2006).

12.

Investor Representation Letter, dated as of April 20, 2006, among Cascade Bancorp, David F. Bolger and Clarence Jones (previously filed as Exhibit 6 to the Statement on Schedule 13D filed on April 27, 2006).

13.

Investor Representation Letter, dated as of April 20, 2006, among Cascade Bancorp, David F. Bolger and Thomas M. Wells (previously filed as Exhibit 7 to the Statement on Schedule 13D filed on April 27, 2006).

14.

Investor Representation Letter, dated as of April 20, 2006, among Cascade Bancorp, David F. Bolger and John Lambert and Carol A. Lambert (previously filed as Exhibit 8 to the Statement on Schedule 13D filed on April 27, 2006).

15.	Letter Agreement, dated as of April 20, 2006, between Cascade Bancorp and David F. Bolger (previously filed as Exhibit 1 to the Statement on Schedule 13D filed on April 27, 2006).